Filed by JOHCM Funds Trust pursuant to Rule 425 under the Securities Act of

1933, as amended, and deemed filed under Rule 14a-6(b) under the

Securities and Exchange Act of 1934, as amended.

Subject Company: Professionally Managed Portfolios (SEC. File No. 811- 05037)

AST Fund Solutions	MUTUAL FUND PROXY SHEET FOR:

Trillium ESG Global Equity Fund

Trillium ESG Small/Mid Cap Fund

Each a Series of Professionally Managed Portfolios

(“Trillium Funds”)

SPECIAL MEETING IMPORTANT DATES		SPECIAL MEETING LOCATION

Record Date	JULY 21, 2023	OFFICES OF U.S. BANK GLOBAL FUND SERVICES

Mail Date	AUGUST 18, 2023	615 EAST MICHIGAN STREET

Meeting Date	OCTOBER 5, 2023 @ 11:30 AM (CT)	MILWAUKEE, WISCONSIN 53202

ADDITIONAL INFORMATION		CONTACT INFORMATION

Tickers	SEE PAGE 4	Inbound Line	1-866-751-6311

CUSIPs	SEE PAGE 4	Website	https://vote.proxyonline.com/pmp/docs/trillium2023.pdf

What are Shareholders being asked to vote on?	JOHCM is pronounced as J-O-H-C-M

TRILLIUM ESG GLOBAL EQUITY FUND

1.

To approve an Agreement and Plan of Reorganization (the “Plan”) with respect to the Trillium ESG Global Equity Fund (the “Target Global Equity Fund”) relating to the proposed reorganization of the Target Global Equity Fund with and into the Trillium ESG Global Equity Fund (the “Acquiring Global Equity Fund”) of JOHCM Funds Trust (the “Acquiring Trust”), an open-end management investment company registered under the Investment Company Act of 1940 (the “1940 Act”), as described more fully in the Plan;

TRILLIUM FUNDS’ BOARD OF TRUSTEES RECOMMENDATION – “FOR”

TRILLIUM ESG SMALL/MID CAP FUND

1.

To approve an Agreement and Plan of Reorganization (the “Plan”) with respect to the Trillium ESG Small/Mid Cap Fund (the “Target SMID Fund”) relating to the proposed reorganization of the Target SMID Fund with and into the Trillium ESG Small/Mid Cap Fund (the “Acquiring SMID Fund”) of JOHCM Funds Trust (the “Acquiring Trust”), an open-end management investment company

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registered under the Investment Company Act of 1940 (the “1940 Act”), as described more fully in the Plan;

TRILLIUM FUNDS’ BOARD OF TRUSTEES RECOMMENDATION – “FOR”

Professionally Managed Portfolios - PMP	JOHCM Funds Trust - JFT

Trillium ESG Global Equity Fund Trillium ESG Small/Mid Cap Fund Each a series of Professionally Managed Portfolios (“PMP”) and each a “Target Fund” and together, the “Target Funds”	Trillium ESG Global Equity Fund Trillium ESG Small/Mid Cap Fund Each a series of JOHCM Funds Trust (“JFT”) and each an “Acquiring Fund,” and together, the “Acquiring Funds”

PROPOSAL : Agreement and Plan of Reorganization;

What are shareholders being asked to approve?

Shareholders are being asked to approve the reorganization of the Target Funds, Trillium ESG Global Equity Fund and Trillium ESG Small/Mid Cap Fund, each a series of PMP, with and into newly created corresponding Acquiring Funds of JFT (each a “Reorganization” and together, the “Reorganizations”).

What is the purpose of the Reorganizations?

The Reorganizations are being proposed following the acquisition of Pendal Group Limited, the parent company of JOHCM (USA) Inc (“JOHCM USA”), the investment adviser to the Acquiring Funds, by Perpetual Limited, the ultimate parent company of Trillium Asset Management, LLC (“Trillium”), the investment adviser to the Target Funds. The Reorganizations will result in the Trillium Funds being housed in the same mutual fund trust as other U.S. mutual funds advised by JOHCM USA and managed by other affiliates owned by Perpetual Limited.

The Reorganizations would benefit shareholders in a number of ways, including by allowing for efficiencies in operational management and oversight, compliance oversight, sponsorship and governance matters. JOHCM USA and Trillium, and their parent company Perpetual Limited, also believe that the proposed Reorganizations will provide opportunities to increase the assets of the Trillium Funds through the established distribution network of JOHCM USA.

How will the Reorganizations affect me as a shareholder?

Your Target Fund shares will be exchanged for full and fractional shares of the corresponding Acquiring Fund equal in value to the net asset value of your Target Fund shares immediately prior to the Reorganization.

Are the investment objectives and strategies of the Acquiring Funds different from those of the Target Funds?

Each of the Target Funds has the same investment objective and substantially similar investment strategies and policies to those of the corresponding Acquiring Fund.

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How will management of the Acquiring Funds differ from the management of the Target Funds as a result of the Reorganizations?

The Reorganizations will shift primary management oversight responsibility for the Target Funds to JOHCM USA. Trillium will serve as investment sub-adviser to the Acquiring Funds and will continue to remain responsible for the Acquiring Funds’ day-to-day discretionary investment management.

The Reorganizations are not expected or intended to result in any changes to the day-to-day investment management of the Target Funds, as the existing portfolio management teams at Trillium will serve as portfolio managers for the Acquiring Funds.

How will the Reorganizations affect each Acquiring Fund’s fees and expenses?

The Reorganizations will not result in any increase in the advisory fees paid by shareholders. In fact, shareholders can expect to experience a lower expense ratio from economies of scale achieved through the Reorganizations.

Will there be changes to the board of trustees for the Acquiring Funds?

The proposed Reorganizations will also result in the Target Funds being overseen by a different board of trustees.

Will shareholders be charged a commission or other fee as a result of the Reorganizations?

No sales charges or redemption fees will be imposed in connection with the Reorganizations.

What will happen if the Reorganizations are not approved by shareholders?

The approval of the Reorganization of one Target Fund is not contingent upon the approval of the Reorganization of the other Target Fund. Therefore, if shareholders of one Target Fund do not approve the Reorganization, then that Target Fund will not be reorganized into its corresponding new Acquiring Fund, and the PMP Board will consider what further actions to take, if any, with respect to that Target Fund, which may include the continued solicitation of proxies for the Reorganization, the liquidation of that Target Fund, or the continuation of that Target Fund within the PMP structure.

If approved, when will the Reorganizations take place?

If shareholders approve the Agreement and Plan of Reorganization for each Target Fund, the closing date of the Reorganizations is currently scheduled for October 30, 2023.

What are the U.S. federal income tax consequences of the Reorganizations?

Each Reorganization is intended to qualify as a tax-free organization for U.S. federal tax purposes. Accordingly, it is expected that no gain or loss will be recognized by the Target Funds or Target Funds Shareholders as a direct result of a Reorganization.

Who is paying for expenses related to the Special Meeting and the Reorganizations?

The costs of the solicitation related to the proposed Reorganizations, including any costs directly associated with preparing, filing, printing, and distributing to the Target Funds Shareholders all materials relating to the Proxy Statement/Prospectus and soliciting shareholder votes, as well as the operational costs associated with the proposed Reorganizations, will be borne by JOHCM USA. JOHCM USA will pay these costs whether or not the Reorganizations are consummated.

THE BOARD OF TRUSTEES OF THE TRILLIUM FUNDS RECOMMENDS A VOTE “FOR” THE PROPOSAL

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VOTING METHODS

PHONE:	To cast your vote by telephone with a proxy specialist, call the toll-free number found on your proxy card. Representatives are available to take your voting instructions Monday through Friday 9:00 a.m. to 10:00 p.m. Eastern Time.

MAIL:	To vote your proxy by mail, check the appropriate voting box on the proxy card, sign and date the card and return it in the enclosed postage-paid envelope.

TOUCH-TONE:	To cast your vote via a touch-tone voting line, call the toll-free number and enter the control number found on your proxy card.

INTERNET:	To vote via the Internet, go to the website on your proxy card and enter the control number found on the proxy card.

The Proxy Statement/Prospectus is available online at:

https://vote.proxyonline.com/pmp/docs/trillium2023.pdf

AST Fund Solutions, Inc. is identified in the Proxy Statement as the Fund’s proxy solicitor.

NAME OF FUND	CLASS	TICKER	CUSIP
Trillium ESG Global Equity Fund	Retail	PORTX	742935588
Trillium ESG Global Equity Fund	Institutional	PORIX	742935356
Trillium ESG Small/Mid Cap Fund	Institutional	TSMDX	74316P785

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